Exhibit 99.2

’sDiscussion and Analysis
2nd Quarter 2024
Management’s Discussion and Analysis For the Three and Six Months Ended March 31, 2024	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp. and its subsidiaries (“Quipt” or the “Company”), prepared as of May 15, 2024 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three months ended March 31, 2024, including the notes therein. These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, all financial data is presented in United States (“US”) dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp., its subsidiaries, and/or the management and employees of the Company.

Additional information on the Company is available for review on SEDAR at www.sedarplus.ca. Such information is not considered a part of this MD&A.

Page 2	Caution Regarding Forward-Looking Statements
Page 4	Second Quarter 2024 Highlights, Selected Quarterly Information, and About Our Business
Page 5	Operating Results
Page 11	Financial Position
Page 17 Page 20 Page 20	Accounting and Disclosure Matters Tabular Disclosure of Contractual Obligations Financial Instruments and Risk Management
Page 21	Risk Factors

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of the Company. Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or “anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements in this MD&A therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones;  information with respect to future growth and growth strategies; anticipated trends in the industry in with the Company operates; the Company’s future financing plans;  timelines; currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; legal proceedings and litigation, including as it relates to the CID (defined below); limitations on insurance coverage;  availability and expectations regarding cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this MD&A, include, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skilled staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations; the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained; the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environment or the global economy; and other considerations that management believes to be appropriate in the circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the US; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this MD&A and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, the Company’s audited annual financial statements and the Company’s Annual Information Form (“AIF”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

SECOND QUARTER 2024 HIGHLIGHTS

●	Increased revenues for the six months ended March 31, 2024 to $129.3 million, an increase of 30.7% from the six months ended March 31, 2023.
●	Increased the number of deliveries to 425,649 for the six months ended March 31, 2024, an increase of 23.6% from the six months ended March 31, 2023.
●	Increased the number of respiratory resupply deliveries to 239,213 for the six months ended March 31, 2024, an increase of 35.9% from the six months ended March 31, 2023.
●	Generated Adjusted EBITDA (defined below) of $30.2 million for the six months ended March 31, 2024, a 36.9% increase from the six months ended March 31, 2023. This represents 22.6% of revenue for the six months ended March 31, 2024, an increase from 22.3% for the six months ended March 31, 2023. Adjusted EBITDA is a non-IFRS measure and is reconciled to net income (loss) on pages 5 and 6.

SELECTED QUARTERLY INFORMATION

	For the three	For the three	For the six	For the six
	months	months	months	months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2024	2023	2024	2023
Number of patients serviced (1)	148,874	137,748	223,419	186,710
Number of equipment set-ups or deliveries	210,279	198,101	425,649	344,451
Respiratory resupply set-ups or deliveries	116,023	106,486	239,213	175,968
Adjusted EBITDA (2)	$14,896	$13,098	$30,237	$22,094
Net cash flow provided by operating activities			$17,120	$14,816
Total revenue	$63,954	$58,120	$129,318	$98,935
Net loss	$(1,365)	$(749)	$(1,952)	$(425)
Basic loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.01)
Diluted earnings per share	$(0.03)	$(0.02)	$(0.05)	$(0.01)
Total assets			$248,614	$225,543
Total long-term liabilities			$73,786	$75,571
Shareholders' equity			$110,346	$81,802

(1)	The six-month periods do not equal the sum of the two respective three-month periods due to some patients being serviced in multiple three-month periods.
(2)	Non-IFRS measure. Refer to page 6 for a description of Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”).

Reporting entity

The Company’s shares are traded on the Toronto Stock Exchange (“TSX”) in Canada and on NASDAQ in the U.S., both under the symbol QIPT.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

ABOUT OUR BUSINESS

Quipt’s business objective

The growth in the number of elderly patients in the U.S. healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the U.S. using several growth strategies. With over 100 offices, Quipt employs more than 1,200 personnel in the U.S.

Future outlook

Quipt expects to generate operating income and positive Adjusted EBITDA. Our top priority continues to be the generation of operating income, positive cash flow, and growth in Adjusted EBITDA in fiscal year 2024 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our products and services and to gain market share. Our continued business integration and rationalization, and our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We intend to continue improving our operational efficiencies and call center management as they are key execution points to maintaining our healthy gross margin while growing revenues by cross selling services to existing and acquired patients.

OPERATING RESULTS

The three months ended March 31, 2024 presented us with a range of challenges that we absorbed in the quarter, which negatively impacted our financial performance. The end of the Medicare 75/25 relief as of January 1, 2024, which had been providing rate relief for certain geographies, was discontinued. Although this change is still under legislative review, and could return, its immediate cessation was a negative impact on the three months ended March 31, 2024. Moreover, in certain regions, we also experienced the withdrawal of Medicare Advantage members due to a capitated agreement engaged with other providers in the industry.

The Company uses Change Healthcare, a subsidiary of UnitedHealth Group, to submit patient claims to certain non-Medicare payors for payment. UnitedHealth Group announced that on February 21, 2024, Change Healthcare’s information technology systems were impacted by a cybersecurity incident. This incident significantly impacted the healthcare industry and hindered the ability to process and bill claims in the back half of the quarter, creating a short-term reduction in our cash flow. We continue to work diligently through this, with thousands of claims recently being submitted. We expect cash collections to normalize in the coming months as the backlog of claims and future claims are processed in a timing similar to prior periods.

Accounting policies and estimates

The unaudited condensed consolidated interim financial statements for the three and six months ended March 31, 2024 have been prepared in accordance with IAS 34, “Interim Financial Reporting” issued by the governing body of the IASB. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similar measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance. Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

Adjusted EBITDA

In calculating Adjusted EBITDA, certain items are excluded from net loss, including depreciation and amortization, interest expense, provision for income taxes, stock-based compensation, professional fees related to a civil investigative matter, and acquisition-related costs. Set forth below are descriptions of the significant financial items that have been excluded from net income or loss to calculate Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of net interest expense to be a representative component of the day-to-day operating performance of our business.
●	The provision for income taxes may be useful for investors to consider because it generally represents the taxes which may be payable for the period and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. Stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards, are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods, and management is not able to change or affect these items within any period.
●	We consider the professional fees related to the CID to be an unusual event, as we have not had such an investigation previously, and therefore not a representative component of the day-to-day operating performance of our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

●	Acquisition-related costs may be useful for the investors to consider because they are professional fees directly related to completing the various acquisitions. While the costs are expected to be recurring if the Company continues to make acquisitions, they are incurred prior to the inclusion of such acquisitions in the consolidated revenues of the Company.

The following table shows our non-IFRS measure, Adjusted EBITDA, reconciled to our net income (loss) for the following periods (in $thousands):

	Three	Three	Six	Six
	months	months	months	months
	ended March	ended March	ended March	ended March
	31, 2024	31, 2023	31, 2024	31, 2023
Net loss	$(1,365)	$(749)	$(1,952)	$(425)
Add back:
Depreciation and amortization	11,969	9,581	24,315	16,376
Interest expense, net	1,885	2,022	3,844	2,734
Provision for income taxes	263	—	483	333
Stock-based compensation	701	1,306	1,671	1,877
Professional fees related to CID	1,021	—	1,482	—
Acquisition-related costs	17	900	206	1,157
Share of loss in equity method investment	91	—	172	—
Loss on extinguishment of debt	—	30	—	30
Loss on foreign currency transactions	314	8	16	12
Adjusted EBITDA	$14,896	$13,098	$30,237	$22,094

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following is a summary of the Company’s unaudited operating results for the following periods (in $thousands):

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2024	2023	2024	2023
Revenue	$63,954	$58,120	$129,318	$98,935
Cost of inventory sold	16,669	14,909	34,567	24,983
Operating expenses	30,696	27,686	60,503	47,148
Bad debt expense	2,705	2,482	5,494	4,765
Depreciation	10,451	8,127	21,265	14,120
Amortization of intangible assets	1,518	1,454	3,050	2,256
Stock-based compensation	701	1,306	1,671	1,877
Acquisition-related costs	17	900	206	1,157
Loss (gain) on disposal of property and equipment	9	(55)	(1)	(55)
Interest expense, net	1,885	2,022	3,844	2,734
Loss on extinguishment of debt	—	30	—	30
Loss on foreign currency transactions	314	8	16	12
Share of loss in equity method investment	91	—	172	—
Provision for income taxes	263	—	483	333
Net loss	$(1,365)	$(749)	$(1,952)	$(425)
Net loss per share
Basic loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.01)
Diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.01)

The following is a summary of the Company’s unaudited cash flows for the following periods (in $thousands):

	Six months	Six months
	ended March 31,	ended March 31,
	2024	2023
Net cash flow provided by operating activities	$17,120	$14,816
Net cash flow used in investing activities	(2,825)	(77,600)
Net cash flow provided by (used in) financing activities	(16,938)	56,516
Effect of exchange rate changes on cash held in foreign currencies	38	(161)
Net decrease in cash	$(2,605)	$(6,429)

Free Cash Flow

The Company also utilizes Free Cash Flow, a non-IFRS measure. The Company defines Free Cash Flow as Adjusted EBITDA, less capital expenditures (both in cash and those financed through equipment loans), and repayments of leases. The Company believes Free Cash Flow is a useful supplemental financial measure for it and investors in assessing the Company’s ability to pay interest, repay the Facility (defined below), and pursue business opportunities and investments, including making acquisitions. Free Cash Flow is not a measure of the Company’s liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of the Company’s results as reported.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following table shows our non-IFRS measure, Free Cash Flow, reconciled to Adjusted EBITDA for the following periods (in $thousands):

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2024	2023	2024	2023
Adjusted EBITDA	$14,896	$13,098	$30,237	$22,094
Purchase of property and equipment	(1,185)	(3,636)	(2,756)	(4,937)
Additions to equipment loans	(6,430)	(8,695)	(12,207)	(12,269)
Repayments of leases	(1,426)	(1,104)	(2,897)	(1,953)
Free Cash Flow	$5,855	$(337)	$12,377	$2,935

Revenue

For the three months ended March 31, 2024, revenue totaled $63,954,000, an increase of $5,834,000, or 10.0%, from the three months ended March 31, 2023. The acquisition the Company made in September 2023 contributed approximately $2,500,000 and organic growth contributed approximately $3,300,000, or 5.7%. Sales of medical equipment and supplies remained relatively stable at 57.2% of total revenues for the three months ended March 31, 2024 compared to 57.8% of total revenues for the three months ended March 31, 2023.

For the six months ended March 31, 2024, revenue totaled $129,318,000, an increase of $30,383,000, or 30.7%, from the six months ended March 31, 2023. This increase is primarily due to approximately $24,000,000 from the two acquisitions that the Company has made since December 2022, the most notable of which was Great Elm Healthcare, LLC (“Great Elm”) on January 3, 2023. Organic growth contributed the balance of the increase of approximately $6,400,000, or 6.5%. Sales of medical equipment and supplies increased slightly to 57.7% of total revenues for the six months ended March 31, 2024 from 56.6% of total revenues for the six months ended March 31, 2023, due to the mix of revenue contributed by the acquisitions and the growth in the resupply business.

Inventory sold

For the three months ended March 31, 2024, inventory sold totaled $16,669,000 as compared to $14,909,000 for the three months ended March 31, 2023. The increase in dollars was due to the growth in revenue, and the slight increase as a percentage of revenue was primarily due to inflation.

For the six months ended March 31, 2024, inventory sold totaled $34,567,000 as compared to $24,983,000 for the six months ended March 31, 2023. The increase in dollars was due to the growth in revenue. The increase as a percentage of revenue was primarily due to the higher mix of sales of medical equipment and supplies as a percentage of total revenues, and inflation.

Operating expenses

For the three months ended March 31, 2024, operating expenses were $30,696,000, an increase of $3,010,000 from the three months ended March 31, 2023. Acquisitions accounted for approximately $1,100,000 of the increase, and $1,021,000 of professional fees related to the CID. Remaining increases related primarily to payroll.

For the six months ended March 31, 2024, operating expenses were $60,503,000, an increase of $13,355,000 from the six months ended March 31, 2023. Acquisitions accounted for approximately $9,300,000 of the increase, and $1,482,000 of professional fees related to the CID. Remaining increases related primarily to payroll.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Bad debt expense

Bad debt expense increased by $223,000 to $2,705,000 for the three months ended March 31, 2024. This increase is due to the increase in revenues. As a percentage of revenue, bad debt expense decreased slightly to 4.2% from 4.3%.

Bad debt expense increased by $729,000 to $5,494,000 for the six months ended March 31, 2024. This increase is due to the increase in revenues. As a percentage of revenue, bad debt expense decreased to 4.2% from 4.8% due to the impact of the two acquisitions and improved collections from the Company’s focus on the billing and collection process.

Depreciation expense

Depreciation expense increased by $2,324,000 to $10,451,000 for the three months ended March 31, 2024. This increase is primarily due to higher additions to rental equipment during the year ended September 30, 2023.

Depreciation expense increased by $7,145,000 to $21,265,000 for the six months ended March 31, 2024. This increase is due to the acquisitions the Company has made since December 2022 and higher additions to rental equipment during the year ended September 30, 2023.

Stock-based compensation

Stock-based compensation decreased to $701,000 for the three months ended March 31, 2024 from $1,306,000 for the three months ended March 31, 2023, due to a portion of stock-based awards granted in February 2023 becoming vested during the year ended September 30, 2023 and the six months ended March 31, 2024, with no new awards issued.

Stock-based compensation decreased to $1,671,000 for the six months ended March 31, 2024 from $1,877,000 for the six months ended March 31, 2023, due to a portion of the stock-based awards granted in February 2023 becoming vested prior to December 31, 2023.

Loss on foreign currency transactions

Loss on foreign currency transactions increased to $314,000 for the three months ended March 31, 2024 from $8,000 for the three months ended March 31, 2023. This increase is primarily due to the fluctuations in the Canadian foreign currency rate on the Company’s Canadian cash balance.

Loss on foreign currency transactions increased slightly to $16,000 for the six months ended March 31, 2024.

Interest expense

Interest expense for the three months ended March 31, 2024 decreased to $1,885,000 from $2,022,000 for the three months ended March 31, 2023. This decrease is due to repayments on the Facility subsequent to March 31, 2023, and the favorable impact of an interest rate swap agreement.

Interest expense for the six months ended March 31, 2024 increased to $3,844,000 from $2,734,000 for the six months ended March 31, 2023. This increase is due to higher borrowings on the Facility as a result of the acquisition of Great Elm.

Share of loss in equity method investment

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Equity in earnings of investment resulted in a loss of $91,000 and $172,000 for the three and six months ended March 31, 2024. This represents the Company’s pro rata percentage of the net loss of  DMEScripts, LLC, which was acquired in July 2023.

Provision for income taxes

The provision for income taxes increased to $263,000 for the three months ended March 31, 2024 from $0 for the three months ended March 31, 2023, due to mix of states generating taxable income.

The provision for income taxes increased to $483,000 for the six months ended March 31, 2024 from $333,000 for the six months ended March 31, 2023, due to the mix of states generating taxable income.

Net loss

Net loss for the three months ended March 31, 2024 increased to $1,365,000 from $749,000 for the three months ended March 31, 2023 for the reasons discussed above.

Net loss for the six months ended March 31, 2024 increased to $1,952,000 from $425,000 for the six months ended March 31, 2023 for the reasons discussed above.

FINANCIAL POSITION

	As at	As at
	March 31, 2024	September 30, 2023
Cash	$14,604	$17,209
Accounts receivable, inventory, and prepaid assets	58,764	48,224
Property and equipment	49,781	53,405
Other assets	125,465	128,570
Total assets	$248,614	$247,408
Accounts payable and other current liabilities	$64,482	$60,574
Long-term debt and other long-term liabilities	73,786	75,719
Total liabilities	138,268	136,293
Shareholders’ equity	110,346	111,115
Total liabilities and shareholders’ equity	$248,614	$247,408

Liquidity

The Company’s primary source of liquidity is cash flow from operations and its line of credit availability under the Facility.

Cash flows from operations could be negatively impacted by decreased demand for the Company’s products, which may result from factors such as adverse economic conditions, changes in public and consumer preferences, the loss of confidence by the Company’s principal customers in the Company and its product lines, or by increased costs associated with inventory and distribution of products. The Company expects that cash, future operating cash flows, and the amounts available to be drawn against the credit facilities will enable the Company to finance its capital investment program and fund its ongoing business requirements over the next twelve months, including working capital and financial obligations.

As of March 31, 2024, the Company had sufficient liquidity in the form of cash on hand of $14,604,000 and line of credit availability of $18,275,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due. The Company will do so by continuously monitoring actual and expected cash flows and monitoring financial market conditions for signs of weakness.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Capital Resources

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, accumulated deficit, and accumulated other comprehensive income. The Company’s shareholders’ equity totaled $110,346,000 at March 31, 2024, along with long-term debt, which totaled $73,786,000 at March 31, 2024.

The Company’s primary capital needs are related to the purchase of property and equipment, including those purchases financed by equipment loans, and acquisitions. The Company generally does not have any significant seasonal working capital fluctuations; however, during the three months ended March 31, 2024, the Change Healthcare cybersecurity incident discussed above created a short-term reduction in our cash flow

The Company expects that cash on hand, future operating cash flows, and the amount available under its Facility, are sufficient to finance capital expenditures and ongoing business requirements over the next 12 months. However, in order to manage its capital allocation, the Company may purchase shares for cancellation under its Normal Course Issuer Bid (the "NCIB") program announced on May 2, 2024, issue new shares or issue or repay borrowings to ensure sufficient liquidity is available to support its financial obligations, and to execute its operating and strategic plan. The Company may also adjust its capital structure in light of changes in economic conditions, utilize short-term funding sources to manage its seasonal working capital requirements and long-term funding sources to manage the long-term capital investments of the business.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily obtained through the issuance of equity and debt instruments. On April 25, 2023, the Company closed an equity offering of C$42,460,650, or $31,169,000, through the issuance of 5,409,000 common shares at $7.85 per share. The offering was completed by way of a bought deal public offering through a syndicate of underwriters by way of a prospectus supplement to the Company’s short form base shelf prospectus dated November 11, 2021, which included a U.S. private offering to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended, and a concurrent brokered private placement in the Province of Quebec. The underwriters received a cash commission of C$2,123,032, or $1,558.000, representing 5.0% of the aggregate gross proceeds of the offering.

On May 2, 2024, TSX accepted the Company’s notice of intention to implement a normal course issuer bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to 3,626,845 common shares of the Company, or up to $5,000,000 and will terminate upon the earliest of (i) April 30, 2025, (ii) the Company purchasing the maximum of common shares or dollars, or (iii) the Company terminating the NCIB. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws. Any Common Shares that are purchased under the NCIB will be cancelled upon their purchase by the Company.

The Company filed a short form base shelf prospectus dated May 8, 2024, pursuant to which, for a period of 25 months thereafter, the Company (and shareholders of the Company) may sell up to an aggregate of $300,000,000 of subordinate voting shares, preferred shares, debt securities, subscription receipts, warrants, or any combination thereof as a unit. This filing provides the Company with the flexibility to access debt and equity markets on a timely basis. The Company's previous base shelf prospectus dated November 11, 2021 in the amount of $200,000,000, expired on December 13, 2023.

The Company maintains all capital that is surplus to its immediate operational needs in cash with major U.S. and Canadian financial institutions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Use of Proceeds

The following table provides information about the Company’s recent debt and equity financings and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings, as well as an explanation of variances and the impact of such variances on the ability of the Company to active its business objectives and milestones, as applicable.

Date of Financing	Type of Financing	Gross Proceeds	Initial Intended Use of Net Proceeds	Actual Use of Net Proceeds to Date	Explanation of Variance and Impact on Business Objectives
September 16, 2022	Facility consisting of a delayed-draw term loan facility of $85.0 million, a term loan of $5.0 million, and a $20.0 million revolving credit facility	$7.0 million, consisting of $5.0 million term loan and a $2.0 million draw on the revolving credit facility.	The net proceeds were expected to be used for debt repayment, working capital, and general corporate requirements.	After financing costs of $1.8 million, the net proceeds of $5.2 million were used to repay debt of $5.0 million and $0.2 million was used for working capital.	Proceeds have been used as intended.
January 3, 2023	A draw on the Facility described above	$71.0 million, consisting of a $64.0 million draw on the delayed-draw term loan facility, and a $7.0 million draw on the revolving credit facility.	The net proceeds were expected to be used for acquisitions, working capital, and general corporate requirements.	The proceeds were fully used to acquire Great Elm.	Proceeds have been used as intended.
April 25, 2023	Public and private offering	C$42.5 million ($31.2 million)	The net proceeds from were expected to be used for debt repayment, acquisitions, working capital, and general corporate requirements.

After $3.3 million of issuance costs, the net proceeds of $27.9 million was used to:
- retain $10.9 million for working capital, general corporate requirements, and future acquisitions.
- repay the then-outstanding $14.0 million balance on the revolving credit facility
- acquire Southern Pharmaceutical Corporation for a net $3.0 million at closing

Proceeds have been used as intended.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Company had the following equity instruments outstanding at March 31, 2024 and September 30, 2023:

	As at	As at
	March 31, 2024	September 30, 2023
	(000’s)	(000’s)
Common shares	42,571	42,102
Options	3,941	3,957
Restricted stock units	1,034	1,034

The outstanding shares as of May 14, 2024 are 42,571,523 common shares.

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, leases, credit facilities, and through the issuance of common shares.

Senior Credit Facility

In September 2022, the Company entered into a five-year credit facility (the "Facility") with a borrowing capacity of $110,000,000 which matures in September 2027. The Facility consists of (a) a delayed-draw term loan facility of $85,000,000, of which $64,000,000 was drawn on January 3, 2023, to partially fund the acquisition of Great Elm, (b) a term loan of $5,000,000 that was drawn at closing, and (c) a $20,000,000 revolving credit facility. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

A summary of the balances related to the Facility as of March 31, 2024 is as follows:

	As of	As of
	March 31, 2024	September 30, 2023
Delayed-draw term loan	$60,000	$61,600
Term loan	4,625	4,750
Revolving credit facility	1,725	—
Total principal	66,350	66,350
Deferred financing costs	(1,636)	(1,884)
Net carrying value	$64,714	$64,466

Current portion	5,048	3,352
Long-term portion	59,666	61,114
Net carrying value	$64,714	$64,466

The delayed-draw term loan is repayable in quarterly installments of $800,000, with the balance due at maturity. The term loan is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility has a balance of $1,725,000 as of March 31, 2024, and had average balances of $194,000 and $390,000 for the three and six months ended March 31, 2024, respectively. It is classified as a current liability as it is expected to be repaid during the next twelve months.

The delayed-draw term loan and the term loan is bearing interest at 8.1% as of March 31, 2024. The rate is based on a secured overnight financing rate (“SOFR”), with a floor of 0.5%, plus a spread of 2.1% to 2.85% (2.6% as of March 31, 2024) based on the Company’s leverage ratio and will reprice within three months. The revolving credit facility is bearing interest at 10.0% as of March 31,2024 and reprices daily. The Facility also has fees for unused availability.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

To manage the risks of the cash flows related to interest expense, the Company entered into an interest rate swap, effective November 30, 2023, on $34,000,000 of the Facility. The swap carries a fixed SOFR of 4.4% (resulting in a combined 7.0% rate) and is settled quarterly until its September 2027 maturity date.

The Company entered into the arrangement with an intent to apply hedge accounting, in accordance with the criteria outlined in International Financial Reporting Standards (IFRS) 9, "Financial Instruments.” The Company determined that the swap qualified as a cash flow hedge and is highly effective, and as such, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss in the condensed consolidated interim statements of financial position. As of March 31, 2024, the fair value of the interest rate swap liability was $275,000. This liability is recorded in derivative liability – interest rate swap in the condensed consolidated statements of financial position.

For the three and six months ended March 31, 2024, the change in fair value of the interest rate swap was a gain of $627,000 and loss of $275,000, respectively, recorded in other comprehensive income (loss) in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any difference between the Facility’s SOFR rate and the swap’s rate is recorded as interest expense. For the three and six months ended March 31, 2024, reductions of $86,000 and $117,000 to interest expense were recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Interest expense on the Facility, including the impact of the interest rate swap agreement, was $2,700,000 and $1,620,000 for the six months ended March 31, 2024 and 2023, respectively. Interest expense on the Facility was $1,307,000 and $1,407,000 for the three months ended March 31, 2024 and 2023, respectively. The fair value of the facility approximates the carrying value as of March 31, 2024 and September 30, 2023.

The Company has cumulatively incurred $2,370,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three months ended March 31, 2024 and 2023, $126,000 and $134,000 of amortization of deferred financing costs was recorded, respectively. During the six months ended March 31, 2024 and 2023, $257,000 and $223,000 of amortization of deferred financing costs was recorded, respectively.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 7.0% to 8.0% to impute interest on these arrangements. Future payments on these liabilities as of March 31, 2024 are as follows:

Less than 1 year	$12,700
Between 1 and 5 years	127
Total	$12,827

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at a range from 5.9% to 8.8% incremental borrowing rates. Vehicle leases are recorded at the rate

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.5%. Future payments on these liabilities are as follows:

Less than 1 year	$6,944
Between 1 and 5 years	14,521
More than 5 years	562
Total	22,027
Less: finance charges	(3,042)
Lease liabilities	18,985
Current portion	5,672
Long-term portion	$13,313

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, including governmental investigations or other actions or lawsuits alleging potential failures to comply with laws or regulations. As disclosed in the Company’s news release dated February 14, 2024, it received a civil investigative demand (“CID”) from the Department of Justice (“DOJ”) through the U.S. Attorney’s Office for the Northern District of Georgia pursuant to the False Claims Act regarding an investigation concerning whether the Company may have caused the submission of false claims to government healthcare programs for CPAP equipment. The Company is cooperating with the investigation. The DOJ has not indicated to the Company whether it believes the Company engaged in any wrongdoing. In April 2024, the Company received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) to provide certain documents related to the Company and the DOJ investigation, CID and financial reporting and disclosure matters (“SEC Subpoena”). According to the SEC, the investigation pursuant to which the SEC Subpoena was issued does not mean that the SEC has concluded that anyone has violated the law, nor does the investigation mean that the SEC has a negative opinion of any person, entity or security. The Company, through its external legal counsel, has been in contact with the SEC and is cooperating with the SEC as it relates to the SEC Subpoena. Additional governmental agencies could conduct independent investigations relating to this investigation or separate unrelated matters. No assurance can be given as to the timing or outcome of the DOJ’s or SEC’s investigations. See “Risk Factors”.

Quarterly operating results

The following table provides selected historical information and other data, which should be read in conjunction with the financial statements of the Company:

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar. 31, 2024	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023
Revenue	$63,954	$65,363	$62,523	$60,284
Net loss	(1,365)	(586)	(1,326)	(1,034)
Net loss per share - basic	(0.03)	(0.01)	(0.03)	(0.03)
Net loss per share - diluted	(0.03)	(0.01)	(0.03)	(0.03)
Total assets	$248,614	$243,893	$247,408	$242,385

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar. 31, 2023	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022
Revenue	$58,120	$40,815	$40,092	$36,692
Net income (loss)	(749)	325	1,770	163
Net income (loss) per share - basic	(0.02)	0.01	0.05	0.00
Net income (loss) per share - diluted	(0.02)	0.01	0.05	0.00
Total assets	$225,543	$131,725	$132,214	$130,478

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The sum of the quarterly net income (loss) per share may not tie to the corresponding year-to-date amounts due to rounding.

The increase in revenues over the period is primarily due to the Company’s acquisitions. The net losses beginning in the quarter ended March 31, 2023 is due primarily to stock-based compensation for grants in February 2023, and, for the quarters ended March 31, 2024 and December 31, 2023, the professional fees related to the CID. The quarter ended September 30, 2022 was favorably impacted by a non-recurring benefit for income taxes related to acquisitions.

Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $66,000 and $65,000 per month for the six months ended March 31, 2024 and 2023, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (“CPI-U”), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a material current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

Internal control over financial reporting

Changes in internal control over financial reporting.

During the six months ended March 31, 2024, the Company continued to enhance and develop the design, execution, assessment, and documentation of its internal control over financial reporting and disclosure controls to remediate the material weakness identified and reported as of September 30, 2023. There have been no other changes in our internal control over financial reporting (as described in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the six months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, related disclosures and the reported amounts of revenues and expenses during the periods covered by the financial statements. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisitions, and calculation of deferred taxes.

The Company has identified the following accounting policies under which significant judgments, estimates and assumptions are made, where actual results may differ from these estimates under different assumptions and conditions, which may materially affect financial results or the financial position in future periods.

Revenue recognition

Revenues are billed to, and collections are received from both third-party insurers, the largest of which is Medicare, and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains a reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial position. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of the original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Critical accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

The consolidated financial statements of the Company are presented in U.S. dollars, which is the Company’s functional currency. Management uses its judgement to determine that the primary economic environment in which the Company derives its revenue and expenses incurred to generate those revenues is the US. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets, acquired liabilities, and the amount allocated to goodwill. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

The process of determining these fair values requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, royalty rates and margins derived from experience, actual operating results, and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual commitments and obligations as of March 31, 2024 (in thousands), which are primarily for debt (the Facility and equipment loans), leases, and other obligations, including accounts payable. The leases have been entered into with terms of between one and ten years, including optional extensions.

		Less than	1-3	4-5	After 5
	Total	1 year	Years	Years	Years
Debt	$79,498	$18,174	$149	$61,175	$—
Finance lease obligations	22,027	6,944	12,409	2,112	562
Operating leases	59	59	—	—	—
Other obligations	30,470	30,470	—	—	—
Total contractual obligations	$132,054	$55,647	$12,558	$63,287	$562

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), and credit risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in cooperation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains a reserve for credit losses based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $2,705,000 and $2,482,000 for the three months ended March 31, 2024, and 2023, respectively. The Company recorded bad debt expense of $5,494,000 and $4,765,000 for the six months ended March 31, 2024, and 2023, respectively As of March 31, 2024, the Company has 12% of its accounts receivable from Medicare. As this is a federal health insurance program in the US, there is nominal credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most of the Company’s operating expenses are in U.S. dollars. The Company’s common shares are denominated in Canadian dollars. Cash is maintained in both U.S. dollars and Canadian dollars. Consequently, the Company is exposed to foreign currency exchange fluctuations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024 and 2023

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by generally holding most of its cash in U.S. dollars. However, at times, the Company does temporarily hold significant cash in Canadian dollars. During the six months ended March 31, 2024, the Company recognized a foreign currency loss of approximately $16,000 due to unfavorable movements in the exchange rate. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at the six months ended March 31, 2024, depreciation, or appreciation of the U.S. dollar against the Canadian dollar could result in a significant effect on net income or loss. The Company has not employed any foreign currency hedging programs.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s Facility, which has an outstanding principal balance of $64,714,000 as of March 31, 2024, bears interest at variable rates that will re-price within two months. The Company has entered into an interest rate swap agreement that fixes the interest rate on $34,000,000 of principal balance of the Facility (see pages 11 - 12).

RISK FACTORS

We have disclosed the risk factors affecting our business, financial condition, and operating results in the section entitled “Risk Factors” in our Annual Report for the year ended September 30, 2023. There have been no material changes from the risk factors previously disclosed.

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